FULLCAST www.fullcast.co.jp

06012929

RECEIVED

2006 MAY -1 P 1:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 25, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO. 82-34859)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Allotment of the Stock Options
   (Filed on April 17, 2006)

2. Notice of Personnel Changes
   (Filed on April 24, 2006)

3. Notice of Determination of Exercise Price of the Stock Options
   (Filed on April 25, 2006)

PROCESSED
MAY 02 2006
THOMSON
FINANCIAL

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd, Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-6010, Facsimile +81-3-3780-9510)

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara
Director

SN-2006-7

April 17, 2006

Company name: Fullcast Co., Ltd.

President and CEO: Takehito Hirano

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)

Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer
General Manager, Business Administration Headquarters.

Telephone: +81-3-3780-9507

To whom it may concern:

Re: Allotment of the Stock Options

We are writing to inform you that we decided specifics as given below on the issuance of stock options in accordance with Paragraphs 20 and 21, Article 280 of the Commercial Code in the 13th regular general meeting of shareholders on December 21, 2005.

Details

1. Date of issuing the stock options: April 25, 2006

2. Total number of stock options to be issued: 1,996 (the number of share per stock option is 1)

3. Issue price of the stock options: 0 yen (free of charge)

4. Type of stock intended by the stock options: 1,996 common stocks in the Company

5. Amount to be paid when the stock options are exercised: To be determined on April 25, 2006

6. Time period for exercising the stock options: From January 1, 2008 through December 30, 2010

7. Those eligible to be allotted the stock options: To be allotted to a total of 405 directors, auditors and employees of the Company and its subsidiaries

Reference:
1. Date of the board of directors' passing a resolution for the regular general meeting of shareholders: November 21, 2005
2. Date of the regular general meeting of shareholders' passing a resolution: December 21, 2005

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April 24, 2006

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer
General Manager, Business Administration Headquarters
Telephone: +81-3-3780-9507

To whom it may concern:

Re: Personnel Changes

Fullcast Co., Ltd. will make the following personnel changes effective as of May 1, 2006.

Details

1. Personnel changes to Fullcast

New title	Name	Former title
Director and Corporate Executive Officer, General Manager of the Sales and Marketing Headquarters, and Manager, Business Planning Division, Fullcast Co., Ltd.	Tsutomu Okada	Director and Corporate Executive Officer, General Manager of the Sales and Marketing Headquarters, Fullcast Co., Ltd.

2. Personnel changes to Fullcast's subsidiary

New title	Name	Former title
President and Representative Director, Nihon Sogo Security Guard Co., Ltd.	Hiroyuki Gokita	Corporate Executive Officer, and Manager, Business Planning Division of Sales and Marketing Headquarters, Fullcast Co., Ltd.
Chairman, Nihon Sogo Security Guard Co., Ltd.	Yoshinori Kawano	President and Representative Director, Nihon Sogo Security Guard Co., Ltd.

Note 1 Fullcast will acquire all the shares in Nihon Sogo Security Guard to turn it into its wholly owned subsidiary effective as of May 1, 2006 (for the details, please refer to our release titled Re: Change in Subsidiaries (acquisition of stock) dated March 22, 2006).

Note 2 The president and representative director shall take office in a board of director's meeting to be held the same day upon the resolution made by the company's extraordinary meeting of shareholders slated for May 1, 2006.

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April 25, 2006

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer
General Manager, Business Administration Headquarters.
Telephone: +81-3-3780-9507

To whom it may concern:

Re: Determination of Exercise Price of the Stock Options

We are writing to inform you that we decided specifics as given below on the exercise price of stock options (stock acquisition rights) pursuant to the resolution passed at the meeting of the board of directors held on April 17, 2006.

Details

1. The amount to be paid upon exercise of stock acquisition rights:
   508,165 yen per share

2. Total issue price of shares issuable upon exercise of stock acquisition rights:
   1,014,297,340 yen

3. Amount of the issuing price to be capitalized:
   254,083 yen per share

Reference:
1. Date of the board of directors' passing a resolution for the regular general meeting of shareholders: November 21, 2005
2. Date of the regular general meeting of shareholders' passing a resolution: December 21, 2005

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